SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards
Sylvia Edwards
Assistant Group Secretary

Prudential plc - Annual Information Update

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither Prudential, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly set out therein). The information referred to below is not necessarily up to date as at the date of this annual information update and Prudential does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

Prudential announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1.	Regulatory announcements

The following UK regulatory announcements have been made by Prudential via a Regulatory Information Service during the previous 12 months. Copies can be viewed on the London Stock Exchange (“LSE”) website at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.htm under code PRU and on Prudential’s website at http://www.prudential.co.uk/prudential-plc/media/rns/. These announcements can also be viewed on the National Storage Mechanism website at www.Hemscott.com/nsm.do

Where information was published at the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”) by virtue of Prudential’s American Depositary Shares or Capital Securities listed on the NYSE, copies can also be viewed on the SEC website at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching under Companies & Other Filers for Prudential plc, and on the NYSE website at http://www.nyse.com/about/listed/listed.html by searching for Prudential plc in the Listed Company Directory. Where information was published at the Hong Kong Exchange (“HKEx”) and Singapore Exchange (“SGX”), copies can be viewed on the HKExnews website at http://www.hkexnews.hk/listedco/listconews/advancedsearch/search_active_main.asp by searching for stock code 02378 or stock name PRU, and on the SGX website at http://www.sgx.com/wps/portal/marketplace/mp-en/listed_companies_info by selecting Prudential plc in the drop down menu of Company Name respectively.

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Total Voting Rights	Announced to the LSE, SEC and NYSE	04/05/10	LSE website SEC website NYSE website Prudential website
Transaction Timetable Update	Announced to the LSE, SEC and NYSE	05/05/10	LSE website SEC website NYSE website Prudential website
Transaction Timetable Update	Announced to the LSE, SEC and NYSE	07/05/10	LSE website SEC website NYSE website Prudential website
Notification of major Interest in Shares	Announced to the LSE, SEC and NYSE	10/05/10	LSE website SEC website NYSE website Prudential website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Annual Information Update	Announced to the LSE, SEC and NYSE	12/05/10	LSE website SEC website NYSE website Prudential website
Q1 2010 IMS	Announced to the LSE, SEC and NYSE	17/05/10	LSE website SEC website NYSE website Prudential website
Rights Issue Terms	Announced to the LSE, SEC and NYSE	17/05/10	LSE website SEC website NYSE website Prudential website
Publication of Prospectuses and Circular	Announced to the LSE	18/05/10	LSE website Prudential website
Notice of Adjournment of Annual General Meeting	Announced to the LSE, SEC and NYSE	19/05/10	LSE website SEC website NYSE website Prudential website
SCRIP Dividend	Announced to the LSE, SEC and NYSE	20/05/10	LSE website SEC website NYSE website Prudential website
Notification of Major Interests in shares	Announced to the LSE, SEC and NYSE	21/05/10	LSE website SEC website NYSE website Prudential website
Listing in Hong Kong and Singapore	Announced to the LSE, SEC and NYSE, HKEx and SGX	25/05/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Prudential plc response to press speculation	Announced to the LSE, SEC and NYSE, HKEx and SGX	28/05/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	28/05/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Prudential plc – Update on discussions with AIG	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/06/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/06/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Prudential plc – Proposed termination of agreement to combine with AIA Group Limited	Announced to the LSE, SEC and NYSE, HKEx and SGX	02/06/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Substantial Shareholder – Legal and General 4% to 3%	Announced to the LSE, SEC and NYSE, HKEx and SGX	02/06/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Prudential plc Termination of agreement to combine with AIA Group Limited	Announced to the LSE, SEC and NYSE, HKEx and SGX	03/06/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Trading update	Announced to the LSE, SEC and NYSE, HKEx and SGX	07/06/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
AGM statement	Announced to the LSE, SEC and NYSE, HKEx and SGX	07/06/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/06/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/06/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Doc re 20-F	Announced to the LSE, SEC and NYSE	23/06/10	LSE website SEC website NYSE website Prudential website
Director/PDMR shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	30/06/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/07/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	05/07/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Director/PDMR shareholdings	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/07/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	30/07/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	02/08/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	10/08/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Half Yearly Report	Announced to the LSE, SEC and NYSE, HKEx and SGX	12/08/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	16/08/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	24/08/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
SCRIP Dividend Reference Price	Announced to the LSE, SEC and NYSE, HKEx and SGX	25/08/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	25/08/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	25/08/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/09/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	02/09/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Directors/PDMRs shareholdings	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/09/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Scrip Dividend	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/09/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	15/09/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	15/09/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	24/09/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	27/09/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
US Interim Financial Statement	Announced to the LSE, SEC and NYSE, HKEx and SGX	30/09/10	LSE website SEC website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	30/09/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/10/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/10/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/10/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director Change	Announced to the LSE, SEC and NYSE, HKEx and SGX	15/10/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	19/10/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Six monthly blocklisting return	Announced to the LSE, SEC and NYSE, HKEx and SGX	29/10/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/11/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Establishment of Group Risk Committee and Changes to Board Committee Composition	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/11/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/11/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Q3 2010 Interim Management Statement	Announced to the LSE, SEC and NYSE, HKEx and SGX	10/11/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Investor Conference	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/12/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/12/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/12/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	02/12/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Publication of MTN prospectus	Announced to the LSE	03/12/10	LSE website Prudential website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	08/12/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Board change	Announced to the LSE, SEC and NYSE, HKEx and SGX	08/12/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/12/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	31/12/10	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	04/01/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	04/01/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/01/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	13/01/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Medium Term Note Programme	Announced to the LSE	21/01/11	LSE website Prudential website
Medium Term Note Programme Correction	Announced to the LSE	25/01/11	LSE website Prudential website
Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/02/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	08/02/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/02/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Changes to Definition of IFRS Op Profit for Jackson	Announced to the LSE, SEC and NYSE, HKEx and SGX	10/02/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/03/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Final Results	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/03/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/03/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/03/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	15/03/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Blocklisting	Announced to the LSE, SEC and NYSE, HKEx and SGX	15/03/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	17/03/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	29/03/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	30/03/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Annual Financial Report	Announced to the LSE, SEC and NYSE, HKEx and SGX	31/03/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	31/03/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/04/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/04/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	04/04/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notice of AGM	Announced to the LSE, SEC and NYSE, HKEx and SGX	08/04/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/04/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/04/11	LSE website SEC website NYSE website Prudential website HKEx website SGX website
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	27/04/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

2.	Documents filed with the Registrar of Companies

The following documents have been filed by Prudential with the Registrar of Companies at Companies House during the past 12 months. Copies of these documents may be obtained from Companies House:

Companies House

Crown Way

Cardiff

CF14 3UZ

email: enquiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Date of filing	Document type	Description
10/05/10	SH01	Return of allotment of shares and statement of capital
19/05/10	SH01	29/04/10 Statement of Capital GBP 126722451.30
19/05/10	SH01	06/05/10 Statement of Capital GBP 126723037.45
02/06/10	SH01	13/05/10 Statement of Capital GBP 126723623.70

Date of filing	Document type	Description
08/06/10	SH01	20/05/10 Statement of Capital GBP 126723662.60
14/06/10	Resolution	Authorised Allotment of Shares and Debentures
14/06/10	AA	Group of Companies’ Accounts made up to 31/12/2009
06/07/10	SH01	10/06/2010 Statement of Capital GBP 126951337.45
06/07/10	SH01	27/05/2010 Statement of Capital GBP 126950650.40
06/07/10	SH01	27/05/2010 Statement of Capital GBP 126951337.45
13/07/10	CH01	Director’s Change of Particulars / Ann Frances Godbehere / 01/07/10
19/07/10	SH01	01/07/10 Statement of Capital GBP 126960431.30
20/07/10	AR01	Annual Return Bulk List 13/06/10
23/07/10	SH01	08/07/10 Statement of Capital GBP 126960625.10
27/09/10	SH01	26/08/10 Statement of Capital GBP 126960684.30
27/09/10	SH01	23/09/10 Statement of Capital GBP 127279373.40
18/10/10	SH01	30/09/10 Statement of Capital GBP 127279394.55
29/10/10	AP01	Director Appointed Paul Victor Falzon Sant Manduca
04/11/10	SH01	21/10/10 Statement of Capital GBP 127279421.90
30/11/10	SH01	18/11/10 Statement of Capital GBP 127279473.90
02/12/10	AP01	Director Appointed Howard John Davies
30/12/10	SH01	09/12/10 Statement of Capital GBP 127279596.10
12/01/11	SH01	16/12/10 Statement of Capital GBP 127279678.80
13/01/11	SH01	23/12/10 Statement of Capital GBP 127279725.30
14/01/11	TM01	Appointment Terminated, director Clark Manning, Jr.
14/01/11	AP01	Director Appointed Mr John William Foley
14/01/11	AP01	Director appointed Michael Andrew Wells
27/01/11	SH01	13/01/11 Statement of Capital GBP 127279893.85
27/01/11	SH01	06/01/11 Statement of Capital GBP 127279759.00
01/02/11	SH01	20/01/11 Statement of Capital GBP 127279978.15
15/02/11	SH01	27/01/11 Statement of Capital GBP 127280013.55
10/03/11	SH01	03/02/11 Statement of Capital GBP 127280013.55
10/03/11	SH01	10/02/11 Statement of Capital GBP 127280013.55
31/03/11	SH01	17/03/11 Statement of Capital GBP 127288779.50
31/03/11	SH01	10/03/11 Statement of Capital GBP 127288756.30
31/03/11	SH01	09/03/11 Statement of Capital GBP 127288739.45
31/03/11	SH01	03/03/11 Statement of Capital GBP 127280241.20
08/04/11	SH01	24/03/11 Statement of Capital GBP 127384598.70
14/04/11	SH01	21/03/11 Statement of Capital GBP 127384578.95
20/04/11	SH01	07/04/11 Statement of Capital GBP 127384740.15
20/04/11	SH01	31/03/11 Statement of Capital GBP 127384689.60

3.	Documents filed with the Financial Services Authority

The following documents have been filed by Prudential with the Financial Services Authority during the previous 12 months which are available for public inspection at the UK Listing

Authority’s Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS for documents submitted before 31 August 2010. Documents submitted on or after 1 September 2010 can be viewed on the National Storage Mechanism website at www.hemscott.com/nsm.do as well as at the Document Viewing Facility for the time being.

Document	Date of publication
Rights Issue Prospectus	18/05/10
Prospectus relating to the admission of the New Prudential Shares	18/05/10
Resolutions passed at AGM held on 7 June 2010	07/06/10
Form 20-F 2009	23/06/10
Half Year Financial Report 2010	12/08/10
US GAAP Interim Report 2010	30/09/10
Debt Issuance Programme Final Terms	18/10/10
Medium Term Note Programme Prospectus	03/12/10
Medium Term Note Programme Final Terms	14/01/11
Prospectus – Form S-8	28/02/11
Annual Report 2010	31/03/11
Notice of Annual General Meeting 2011	07/04/11

4.	Documents published at the Securities and Exchange Commission

Prudential has published a number of the documents listed in 1 above at the SEC in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having American Depositary Shares and Capital Securities listed on the NYSE. In addition, Prudential has published the following documents with the SEC and/or NYSE. Full details of documents published at the SEC can be viewed at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching under Companies & Other Filers for Prudential plc.

Filing date	Form	Description
19/05/10	6-K	Circular and Explanatory Statement
15/06/10	6-K	Resolutions passed at the AGM held on 7 June 2010
22/06/10	20-F	US Annual Report 2009
25/08/10	UPLOAD	Review of Form 20-F 2009
31/08/10	CORRESP	Review of Form 20-F 2009
07/09/10	6-K	Half Year Financial Report 2010
22/09/10	CORRESP	Review of Form 20-F 2009
28/09/10	6-K	US GAAP Interim Report 2010
25/10/10	UPLOAD	Review of Form 20-F 2009
28/02/11	S-8	Prospectus
05/04/11	6-K	Annual Report 2010
08/04/11	6-K	Notice of Annual General Meeting 2011

5.	Documents published at the Hong Kong Stock Exchange and the Singapore Stock Exchange

Prudential has a primary listing on the HKEx and a secondary listing on the SGX. Prudential has published a number of the documents listed in 1 above at those exchanges. In addition, in compliance with local requirements Prudential is required to announce any changes in Issued Share Capital, by filing the Next Day Disclosure Return and the Monthly Return of Equity Issuer on Movements in Securities Form with the HKEx and SGX.

Date of Filing	Document Type	Description
28/05/10	Next Day Disclosure Returns	Changes in issued share capital
07/06/10	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 May 2010
11/06/10	Next Day Disclosure Returns	Changes in issued share capital
17/06/10	Next Day Disclosure Returns	Changes in issued share capital
02/07/10	Next Day Disclosure Returns	Changes in issued share capital
07/07/10	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 30 June 2010
09/07/10	Next Day Disclosure Returns	Changes in issued share capital
04/08/10	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 July 2010
27/08/10	Next Day Disclosure Returns	Changes in issued share capital
06/09/10	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 August 2010
24/09/10	Next Day Disclosure Returns	Changes in issued share capital
04/10/10	Next Day Disclosure Returns	Changes in issued share capital
07/10/10	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 30 September 2010
22/10/10	Next Day Disclosure Returns	Changes in issued share capital
04/11/10	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 October 2010
19/11/10	Next Day Disclosure Returns	Changes in issued share capital
03/12/10	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 30 November 2010
10/12/10	Next Day Disclosure Returns	Changes in issued share capital
17/12/10	Next Day Disclosure Returns	Changes in issued share capital
24/12/10	Next Day Disclosure Returns	Changes in issued share capital
06/01/11	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 December 2010 (Cancelled and Reissued)
07/01/11	Monthly Return of Equinity Issuer on Movements in Securities	Monthly Return – December
14/01/11	Next Day Disclosure Returns	Changes in issued share capital
21/01/11	Next Day Disclosure Returns	Changes in issued share capital
28/01/11	Next Day Disclosure Returns	Changes in issued share capital
07/02/11	Next Day Disclosure Returns	Changes in issued share capital

Date of Filing	Document Type	Description
08/02/11	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 January 2011 (Cancelled and Reissued)
11/02/11	Next Day Disclosure Returns	Changes in issued share capital
04/03/11	Next Day Disclosure Returns	Changes in issued share capital
07/03/11	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 December 2010 (Revised)
07/03/11	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 January 2011 (Revised)
07/03/11	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 28 February 2011
10/03/11	Next Day Disclosure Returns	Changes in issued share capital
11/03/11	Next Day Disclosure Returns	Changes in issued share capital
18/03/11	Next Day Disclosure Returns	Changes in issued share capital
23/03/11	Next Day Disclosure Returns	Changes in issued share capital
25/03/11	Next Day Disclosure Returns	Changes in issued share capital
01/04/11	Next Day Disclosure Returns	Changes in issued share capital
07/04/11	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 March 2011
08/04/11	Next Day Disclosure Returns	Changes in issued share capital
21/04/11	Next Day Disclosure Returns	Changes in issued share capital

6.	Documents filed with the Companies Registry in Hong Kong

The following filings were made with the Companies Registry in Hong Kong since the registration date of 14 April 2010 up to and including 3 May 2011. These documents can be obtained from the Companies Registry in Hong Kong at 14th Floor, Queensway Government Offices, 88 Queensway, Hong Kong, email: crenq@cr.gov.hk; or, if you are a registered user, they can be downloaded and viewed through ICRIS at www.icris.cr.gov.uk.

Date of filing	Document type	Description
14/04/10	N1	Particulars of a Non-Hong Kong Company Registered in Hong Kong
14/04/10		Certificate of Incorporation under s.333
14/04/10		Charter, Statutes or Memorandum and Articles of Association
14/04/10		Accounts
14/04/10		Certificate of Registration of Non-Hong Kong Company
10/05/10	N7	Notification of Change of Particulars of Secretary and Director of a Non-Hong Kong Company (Cheick Tidjane Thiam)
17/05/10		Prospectus
17/05/10		Authorization letter for registration of a prospectus
25/06/10	N1	Amended document (Particulars of a Non-Hong Kong Company Registered in Hong Kong)

Date of filing	Document type	Description
05/11/10	N6	Notification of Change of Secretary and Director of a Non-Hong Kong Company (Appointment of Paul Victor Falzon Sant Manduca and Howard John Davies 15/10/10)
04/01/11	N6	Notification of Change of Secretary and Director of a Non-Hong Kong Company (Appointment of John William Foley and Michael Andrew Wells / Cessation of Clark Preston Manning, Jr. 01/01/11)

In addition, whenever shares are listed on the LSE, a supplementary listing application is submitted to the NYSE for the equivalent number of American Depositary Shares representing the number of shares listed in the UK.

Copies of the Annual and Half Year Reports 2010, the Annual General Meeting documentation and Form 20-F 2009 can be found on Prudential’s website at www.prudential.co.uk.

This announcement has been submitted to the UK Listing Authority, NYSE, HKEx, SGX and it will be shortly available on Prudential’s website and the National Storage Mechanism website at www.hemscott.com/nsm.do. A copy of this annual information update and all the documents listed above is available on request from Prudential’s registered office at Laurence Pountney Hill, London, EC4R 0HH.

For further information please contact Sylvia Edwards, Assistant Group Secretary, Prudential plc, 12 Arthur Street, London EC4R 0HH.

4 May 2011